April 27, 2009

James Lopez. Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Form 1-A Regulation A Offering Statement
   File No. 24-10228

Dear Mr. Lopez,

Please accept this as a formal written request to accelerate the effectiveness of the above captioned Form 1-A Regulation A Offering Statement ("Offering Statement").

We are advised that the Commission has no further comments on the Offering Statement. We are also aware of the respective responsibilities under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, as they relate to the offering of the securities in the above captioned Offering Statement.

Notwithstanding, the comments of the Commission, we acknowledge that:

a) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing cleared, it does not foreclose the Commission from taking any action with respect to the filing;

b) The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing cleared, does relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filing;

c) The company many not assert staff comments and the declaration of being cleared as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We therefore respectfully request the Offering Statement be declared effective as of 12:00 p.m. as of Thursday, April 29, 2010, or as soon thereafter as practicable.

With regards, I remain;

Sincerely,



Bruce T. Dugan
Chief Executive Officer

cc: Sayid and Associates LLP